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October 15, 2012

Securities and Exchange Commission

Filing Desk – Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Filing Desk

Shellpoint Mortgage Acceptance LLC

Registration Statement on Form S-3 relating to

Mortgage Pass-Through Certificates and Mortgage-Backed Notes

Ladies and Gentlemen:

On behalf of Shellpoint Mortgage Acceptance LLC (the “Registrant”), we have caused to be filed with you electronically under EDGAR, the captioned registration statement on Form S-3. In addition, we have been advised that payment of the filing fee, in the amount of $136.40 has been made to you by the Registrants by wire transfer in federal same day funds.

The sole objective of the above-captioned Registration Statement is to register $1,000,000 of Mortgage Pass-Through Certificates and Mortgage-Backed Notes.

If you require any additional information, please call the undersigned at (212) 768-6984 or Robert Olin at (212) 768-6920.

Very truly yours,
/s/ Paul D. Tvetenstrand
Paul D. Tvetenstrand

Copy with enclosures to:

Hannah Teshome

Division of Corporation Finance